Exhibit 1
U.S. GAAP
August 4, 2005
Condensed Statements of Consolidated Financial Results
For the Three Months Ended June 30, 2005

Company Name:	NISSIN CO., LTD. (URL: http://www.nisgroup.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Tokyo and Ehime

President:	Kunihiko Sakioka, Representative Director

Inquiries:	Hitoshi Higaki, Senior Managing Director (Tel: +81-3-3348-2424)

Application of different accounting principles from those used in the previous fiscal year:	None

Application of GAAP:	U.S. GAAP

U.S. GAAP

Summary of Consolidated Financial Results for the Three Months Ended June 30, 2004 and 2005, and for the Year Ended March 31, 2005
1. Consolidated Operating Results

	Millions of Yen Except Percentages
	Three Months Ended June 30,				Year Ended March 31,
		Rate of		Rate of		Rate of
	2004	Change	2005	Change	2005	Change

Gross revenue	¥12,429	20.42%	¥9,094	(27.03)%	¥38,539	(5.63)%
Income before income taxes	5,937	131.91	2,171	(63.43)	11,908	11.72
Net income	3,385	132.49	1,169	(65.47)	7,262	19.50

	Yen
	Three Months Ended June 30,		Year Ended March 31,
	2004	2005	2005

Net income per share:
Basic	¥5.58	¥1.88	¥11.90
Diluted	5.10	1.70	10.81
Notes:	(1)	Net losses from equity-method affiliates were ¥46 million for the three months ended June 30, 2004, ¥9 million for the three months ended June 30, 2005, and ¥92 million for the year ended March 31, 2005.

	(2)	The weighted-average numbers of outstanding shares were 606,949,977 shares for the three months ended June 30, 2004, 623,208,316 shares for the three months ended June 30, 2005 and 610,413,973 shares for the year ended March 31, 2005.

	(3)	On November 19, 2004, NISSIN completed a 2-for-1 stock split, and on May 20, 2005, NISSIN completed a 1.2-for-1 stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.

	(4)	The percentages indicated in the rows for gross revenue, income before income taxes and net income represent the rates of increase (decrease) from the respective figures for the corresponding period of the previous year.
2. Consolidated Balance Sheet Highlights

	Millions of Yen Except Per Share Data and Percentages
	June 30,		March 31,
	2004	2005	2005

Total assets	¥199,904	¥224,647	¥228,401
Shareholders’ equity	61,883	64,940	66,971
Shareholders’ equity per share (Yen)	101.89	103.98	107.95
Shareholders’ equity ratio (%)	30.96%	28.91%	29.32%
Notes:	(1)	There were 607,378,195 outstanding shares at June 30, 2004, 624,527,096 outstanding shares at June 30, 2005 and 620,377,534 outstanding shares at March 31, 2005.

	(2)	On November 19, 2004, NISSIN completed a 2-for-1 stock split, and on May 20, 2005, NISSIN completed a 1.2-for-1 stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.
3. Consolidated Cash Flows

	Millions of Yen
	Three Months Ended June 30,		Year Ended March 31,
	2004	2005	2005

Net cash provided by operating activities	¥2,947	¥3,778	¥14,686
Net cash provided by (used in) investing activities	36,183	(10,082)	(12,546)
Net cash (used in) provided by financing activities	(21,317)	(1,375)	3,335
Cash and cash equivalents at end of period	38,056	18,058	25,709

U.S. GAAP

4. Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:	16 companies
Non-consolidated subsidiaries accounted for under the equity method:	None
Affiliates accounted for under the equity method:	11 companies
5. Change in the Scope of Consolidation and Application of the Equity Method

Newly consolidated subsidiaries:	3 companies
Formerly consolidated subsidiaries:	None
Affiliates newly accounted for under the equity method:	1 company
Affiliates formerly accounted for under the equity method:	None

U.S. GAAP

CONSOLIDATED FINANCIAL STATEMENTS
1.	CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Three Months Ended			Three Months
	June 30,			Ended June 30,
	2004	2005	Change	2005

Interest income:
Loans	¥8,311	¥6,947	¥(1,364)	$62,801
Other	659	652	(7)	5,894

Total interest income	8,970	7,599	(1,371)	68,695

Interest expense:
Borrowings	823	650	(173)	5,876
Other	30	90	60	814

Total interest expense	853	740	(113)	6,690

Net interest income	8,117	6,859	(1,258)	62,005

Provision for loan losses, net	2,136	2,385	249	21,560

Net interest income after provision for loan losses	5,981	4,474	(1,507)	40,445

Non-interest income:
Gain on sale of loans receivable	3,327	—	(3,327)	—
Gain on sale of investment securities, net of losses and impairment	18	558	540	5,044
Guarantee fees received, net	77	83	6	750
Equity losses in affiliates, net	(46)	(9)	37	(81)
Rents, dividends and other	83	863	780	7,802

Total non-interest income	3,459	1,495	(1,964)	13,515

Non-interest expense:
Salaries and employee benefits	1,694	1,724	30	15,585
Occupancy, furniture and equipment	535	630	95	5,695
Advertising	29	185	156	1,672
Other general and administrative expenses	1,199	1,213	14	10,965
Losses on sale of long-lived assets, net	8	12	4	108
Other	25	5	(20)	47
Minority interests	13	29	16	262

Total non-interest expense	3,503	3,798	295	34,334

Income before income taxes	5,937	2,171	(3,766)	19,626

Income taxes	2,552	1,002	(1,550)	9,058

Net income	¥3,385	¥1,169	¥(2,216)	$10,568

			U.S. Dollars
	Yen		(Note 1)

Per share data	2004	2005	2005

Net income — basic	¥5.58	¥1.88	$0.02
— diluted	5.10	1.70	0.02

			Thousands
	Thousands of Shares		of Shares
Weighted average shares outstanding	2004	2005	2005
Basic	606,950	623,208	623,208
Diluted	669,290	679,962	679,962
See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP

2.	CONSOLIDATED BALANCE SHEETS

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	March 31, 2005	June 30, 2005	Change	June 30, 2005

	(Audited)	(Unaudited)		(Unaudited)
ASSETS

Cash and cash equivalents	¥25,709	¥18,058	¥(7,651)	$163,244
Restricted cash in banks	846	1,249	403	11,291
Loans receivable, net	146,119	146,152	33	1,321,208
Purchased loans receivable, net	13,581	13,986	405	126,433
Interest receivable	831	810	(21)	7,322
Investment securities	28,443	27,369	(1,074)	247,415

Property and equipment:
Land	356	356	—	3,218
Buildings and structures	1,264	1,392	128	12,584
Equipment and software	5,756	5,961	205	53,887

	7,376	7,709	333	69,689
Accumulated depreciation and amortization	(2,091)	(2,348)	(257)	(21,226)

	5,285	5,361	76	48,463

Investment in affiliates	514	510	(4)	4,610

Deferred income taxes	333	473	140	4,276

Other assets	6,740	10,679	3,939	96,537

Total assets	¥228,401	¥224,647	¥(3,754)	$2,030,799

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short-term borrowings	¥12,600	¥10,949	¥(1,651)	$98,978
Accrued income taxes	716	919	203	8,308
Accrued expenses	497	424	(73)	3,833
Long-term borrowings	136,844	138,294	1,450	1,250,172
Capital lease obligations	1,683	1,610	(73)	14,554
Accrued retirement benefits	330	330	—	2,983
Deferred income taxes	4,439	2,815	(1,624)	25,447
Other liabilities	3,175	3,222	47	29,127

Total liabilities	160,284	158,563	(1,721)	1,433,402

Minority interests	1,146	1,144	(2)	10,342

Commitments and contingencies (Note 9)

Shareholders’ equity:
Common stock	7,779	8,038	259	72,663
Additional paid-in capital	9,836	10,142	306	91,683
Retained earnings	44,313	44,190	(123)	399,476
Cumulative other comprehensive income	8,086	5,522	(2,564)	49,919
Less treasury stock, at cost	(3,043)	(2,952)	91	(26,686)

Total shareholders’ equity	66,971	64,940	(2,031)	587,055

Total liabilities and shareholders’ equity	¥228,401	¥224,647	¥(3,754)	$2,030,799

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP

3.	CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
	Three Months Ended		Three Months Ended
	June 30,		June 30,
	2004	2005	2005

Operating Activities
Net income	¥3,385	¥1,169	$10,568
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses, net	2,136	2,385	21,560
Gain on sale of loans receivable	(3,327)	—	—
Depreciation and amortization	249	313	2,830
Amortization of debt issuance costs	57	49	443
Amortization of loan origination costs	202	255	2,305
Gain on sale of investment securities, net of losses and impairment	(18)	(558)	(5,044)
Losses on sale of long-lived assets, net	8	12	108
Equity losses in affiliates, net	46	9	81
Minority interests	13	29	262
Changes in assets and liabilities:
Interest receivable	309	21	190
Accrued income taxes and expenses	(461)	130	1,175
Other liabilities	348	(36)	(325)

Net cash provided by operating activities	2,947	3,778	34,153

Investing Activities
Proceeds from sale of loans receivable	32,943	—	—
Loans receivable, net of principal collections	6,858	(2,527)	(22,844)
Purchases of distressed loans	(266)	(2,541)	(22,971)
Proceeds from principal collections of distressed loans	493	1,191	10,767
Proceeds from sale of distressed loans	—	700	6,328
Purchases of investment securities	(1,483)	(4,005)	(36,205)
Proceeds from sale of investment securities	35	1,361	12,303
Purchases of property and equipment	(419)	(309)	(2,793)
Proceeds from sale of property and equipment	3	4	36
Increases in investment in affiliates	—	(5)	(45)
Other changes in other assets	(1,981)	(3,951)	(35,717)

Net cash provided by (used in) investing activities	36,183	(10,082)	(91,141)

Financing Activities
Deposit of restricted cash in banks	(140)	(403)	(3,643)
Proceeds from short-term borrowings	10,075	6,312	57,060
Repayments of short-term borrowings	(9,200)	(7,879)	(71,226)
Proceeds from long-term borrowings	8,100	17,698	159,989
Repayments of long-term borrowings	(29,497)	(15,769)	(142,551)
Payment of capital lease obligations	(208)	(151)	(1,365)
Proceeds from exercise of stock warrants	54	—	—
Stock issuance cost	(10)	(4)	(36)
Purchases of treasury stock	(1)	(1)	(9)
Proceeds from sale of treasury stock	109	145	1,311
Dividends paid	(600)	(1,323)	(11,960)
Proceeds from issuance of new shares by subsidiaries	1	—	—

Net cash used in financing activities	(21,317)	(1,375)	(12,430)

Effect of exchange rate changes on cash and cash equivalents	—	28	252
Net increase (decrease) in cash and cash equivalents	17,813	(7,651)	(69,166)
Cash and cash equivalents at beginning of period	20,243	25,709	232,410

Cash and cash equivalents at end of period	¥38,056	¥18,058	$163,244

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	BUSINESS ORGANIZATION AND BASIS OF PRESENTATION
NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture in western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate mainly in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and in the stability of its borrowing base in Japan.
NISSIN is a non-bank financial institution providing integrated financial services as its main business, specializing in providing loan products to individuals, including small business owners, sole proprietors and consumers. NISSIN and its subsidiaries provide the following products by using a variety of channels:
Small business owner loans: Designed for small business owners. The small business owner loan is an unsecured loan that, in NISSIN’s case, requires one or more guarantees from third-party individuals with an income source separate from that of the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

Secured loans: Primarily loans secured by real property designed for property developers. The interest rates for these loans are determined on an individual basis. These loans turn to cash quickly as they typically mature in one month to two years.

Other: Provides collateralized lease financing, credit enhancements through guarantees, and other lending services.
On May 6, 2004, NISSIN signed an agreement to sell most of its consumer loans receivable to Orient Credit Co., Ltd. The sale was closed on June 1, 2004. The decision to make this sale was made pursuant to the basic strategy of concentrating on the markets for both small business owner loans and Wide loans. Consequently, the balance of consumer loans as of May 31, 2004 was sold for ¥32,697 million.
The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in the consolidated financial statements. There were no significant changes to subsidiaries for the three months ended June 30, 2005.
Investments in 20% to 50% owned affiliates in which NISSIN has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method.
The change in the Company’s proportionate interest in a subsidiary or an affiliate resulting from issuance of stock by the subsidiary or affiliate is recognized as earnings.
In addition, on September 16, 2004, Nissin Servicer Co., Ltd. (“SVC”), a consolidated subsidiary, listed its stock on the Mothers market of the Tokyo Stock Exchange and became Japan’s first loan servicing company to go public. Consequently, NISSIN’s interest in SVC has been diluted to the current 75.9% as of June 30, 2005. The Company continues to recognize gains or losses from dilution of its interest in SVC.

U.S. GAAP

NISSIN and its domestic subsidiaries maintain their books and records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and its foreign subsidiaries in conformity with those of the country of their domicile. Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2005 contained in NISSIN’s Annual Report on Form 20-F should be read in conjunction with these condensed consolidated financial statements.
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Company’s allowance for loan losses and collections for purchased loans. Actual results could differ from those estimates, resulting in material charges to income.
The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on June 30, 2005, which was ¥110.62 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
Certain reclassifications have been made to conform to the current period presentation. These reclassifications have no effects on previously reported net income and shareholders’ equity.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets the specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with the specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged off or is wholly or partially reserved. The accrued interest portion of a charged off loan balance is deducted from the current period interest income and the principal amount is charged off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately fifty months as of June 30, 2005.

U.S. GAAP

(b) Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted from the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, bankruptcy cases, and historical loss experience. Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on the collection history or legal classification of the borrowers.

The Company’s policy is generally to charge off loan balances and cease accrual of interest as follows:
Small business owner loans and Wide loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

Business Timely loans and Consumer loans: Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon the occurrence of other events such as the bankruptcy of the borrower.

Secured loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.
(c) Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses established on reduced credit quality subsequent to acquisition. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, subsequent to acquisition, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Company deems the loan uncollectible.

However, for those purchased loans for which the Company can reasonably estimate the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. The Company will adjust future yield rate for expected changes in interest rates or collections. However, if the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2005 and June 30, 2005, ¥836 million and ¥883 million ($7,982 thousand) in carrying value of loans was accounted for under the level yield method, respectively.
(d) Investment Securities

The Company’s investment securities are classified as “available-for-sale” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, and consist of marketable and non-marketable securities.

Marketable equity securities are carried at fair value with unrealized gains and losses, net of tax, reported as a cumulative other comprehensive income in the shareholders’ equity. In accordance with SFAS No. 115, an “other-than-temporary” decline in fair value below the amortized cost basis is recorded as a loss in the statement of income in the period the decline was determined to be “other-than-temporary”. The Company reviews investment securities that have declined in market value by approximately 10% or more from their cost bases each period to determine whether an impairment has occurred. For these securities, an “other-than-temporary” decline in market value is presumed to have occurred unless there is sufficient evidence indicating that the decline is temporary. Such evidence is considered only when there has been a subsequent recovery in market value and the evidence includes a recent improvement in financial condition, a positive prevailing business and industry outlook, and other factors that are deemed to be relevant indicators.

U.S. GAAP

Non-marketable equity securities, which consist of investments in which the Company has a less than 20% interest and for which the Company does not have the ability to exercise significant influence, are accounted for on a cost basis, and adjusted only for “other-than-temporary” declines in fair value resulting from company-specific events, industry developments, general economic conditions, or other reasons.

Non-marketable debt securities are accounted for on an amortized cost basis, and adjusted only for “other-than-temporary” declines in fair value resulting from company-specific events, industry developments, general economic conditions, or other reasons.

Costs of securities sold are determined using the weighted average cost method.
(e) Guarantees

The Company accounts for guarantees in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Company provides guarantees to several affiliated and non-affiliated companies for a fee, which is recognized on an accrual basis. The Company recognized reserves for guarantee losses of ¥371 million and ¥446 million ($4,032 thousand) at March 31, 2005 and June 30, 2005, respectively, which is included in “Other liabilities” in the accompanying consolidated balance sheets.

Moreover, in the event of borrower’s delinquency, the Company is required to pay out on its guarantees for the outstanding balance of the specified borrowings. Upon payment of any guarantees, the Company will record a corresponding receivables from the counterparty company, which are offset by an allowance for deemed uncollectible amounts. The Company protects against risk for guarantees through its underwriting and monthly evaluation process. The Company is able to agree to take or decline the guarantee at the time of the loan underwriting process.

Additionally, in the normal course of its business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.
(f) Treasury Stock

Treasury stock is recorded at the Company’s cost basis. Pursuant to its Articles of Incorporation, the Company may purchase treasury stock with the board of directors’ approval and can retire treasury stock by reducing retained earnings or additional paid-in capital.
(g) Net Income Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period. Diluted EPS further includes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

NISSIN completed a 2-for-1 stock split on each of May 20, 2004 and November 19, 2004, and a 1.2-for-1 stock split on May 20, 2005. All share information disclosed has been retroactively adjusted to reflect such stock splits.

U.S. GAAP

3.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In December 2004, the FASB issued SFAS No. 123-R (revised 2004) “Share-Based Payment,” a revision of SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 123-R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. In April 2005, the Securities and Exchange Commission (“SEC”) delayed the effective date of FASB Statement No. 123-R to the next fiscal year beginning after June 15, 2005. The Company is currently assessing the impact of this statement on the Company’s consolidated financial statements but does not expect the adoption of this statement to have a significant impact.
4.	LOANS RECEIVABLE
The following is a summary of loans outstanding as of March 31, 2005 and June 30, 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	June 30, 2005	Change	June 30, 2005

Small business owner loans	¥58,961	¥57,788	¥(1,173)	$522,401
Wide loans	47,604	45,479	(2,125)	411,128
Business Timely loans	20,862	22,397	1,535	202,468
Consumer loans	2,827	2,865	38	25,899
Secured loans	18,812	19,852	1,040	179,461
Other loans	6,296	7,405	1,109	66,942

Total loans outstanding	155,362	155,786	424	1,408,299
Allowance for loan losses	(10,034)	(10,291)	(257)	(93,030)
Deferred origination costs	791	657	(134)	5,939

Loans receivable, net	¥146,119	¥146,152	¥33	$1,321,208

5.	ALLOWANCE FOR LOAN LOSSES
The following is a summary of changes in the allowance for loan losses for the three months ended June 30, 2004 and 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	Three Months Ended June 30,			Three Months Ended
	2004	2005	Change	June 30, 2005

Balance at beginning of period	¥13,528	¥10,034	¥(3,494)	$90,707
Provision for loans receivable sold	(3,327)	—	3,327	—
Provision for loan losses	1,943	2,140	197	19,345
Charge-offs, net of recoveries	(2,324)	(1,883)	441	(17,022)

Balance at end of period	¥9,820	¥10,291	¥471	$93,030

U.S. GAAP

6.	INTEREST INCOME
The following is a summary of interest income from loans receivable for the three months ended June 30, 2004 and 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	Three Months Ended June 30,			Three Months Ended
	2004	2005	Change	June 30, 2005

Small business owner loans	¥2,724	¥2,796	¥72	$25,276
Wide loans	2,811	2,259	(552)	20,421
Business Timely loans	1,198	1,332	134	12,041
Consumer loans	1,511	171	(1,340)	1,546
Secured loans	240	402	162	3,634
Other loans	29	242	213	2,188

Total interest revenue from loans receivable	8,513	7,202	(1,311)	65,106
Less amortization of loan origination costs	(202)	(255)	(53)	(2,305)

Interest income from loans receivable	8,311	6,947	(1,364)	62,801
Interest income from purchased loans and other	659	652	(7)	5,894

Total interest income	¥8,970	¥7,599	¥(1,371)	$68,695

7.	PURCHASED LOANS RECEIVABLE
SVC mainly purchases distressed loans from financial institutions and services these loans for its own portfolio. The total contracted amounts outstanding for these distressed loans are ¥1,097,289 million and ¥1,087,798 million ($9,833,647 thousand) as of March 31, 2005 and June 30, 2005, respectively.
The following is a summary of purchased loans receivable as of March 31, 2005 and June 30, 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	June 30, 2005	Change	June 30, 2005

Purchased loans outstanding	¥14,863	¥15,354	¥491	$138,799
Allowance for loan losses	(1,282)	(1,368)	(86)	(12,366)

Purchased loans receivable, net	¥13,581	¥13,986	¥405	$126,433

The following is summary information with respect to purchased loans receivable for the three months ended June 30, 2004 and 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	Three Months Ended June 30,			Three Months Ended
	2004	2005	Change	June 30, 2005

Purchased loans receivable:
Balance at beginning of period	¥5,059	¥14,863	¥9,804	$134,361
Purchases	266	2,541	2,275	22,971
Principal collections	(493)	(1,191)	(698)	(10,767)
Sales (A)	—	(700)	(700)	(6,328)
Charge-offs	(18)	(159)	(141)	(1,438)

Balance at end of period	4,814	15,354	10,540	138,799
Allowance for loan losses:
Balance at beginning of period	717	1,282	565	11,589
Provision for loan losses	193	245	52	2,215
Charge-offs	(18)	(159)	(141)	(1,438)

Balance at end of period	892	1,368	476	12,366

Purchased loans receivable, net	¥3,922	¥13,986	¥10,064	$126,433

(A)	Sold to an equity-method affiliate. The Company did not incur any gains or losses from this transaction.

U.S. GAAP

In addition, interest income from purchased loans receivable for the three months ended June 30, 2004 and 2005 is ¥652 million and ¥634 million ($5,731 thousand), respectively.
8.	SHORT-TERM AND LONG-TERM BORROWINGS
Short-term borrowings as of March 31, 2005 and June 30, 2005 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	June 30, 2005	Change	June 30, 2005

Bank loans	¥9,017	¥6,820	¥(2,197)	$61,652
Commercial paper	3,500	4,000	500	36,160
Rediscounted notes	83	129	46	1,166

Total short-term borrowings	¥12,600	¥10,949	¥(1,651)	$98,978

Interest rates on bank loans as of March 31, 2005 and June 30, 2005 are fixed under contracts ranging from 0.964% to 2.200% and from 0.480% to 5.022%, with the weighted average interest rates of these bank loans being 1.567% and 1.867%, respectively. Interest rates on commercial paper as of March 31, 2005 and June 30, 2005 range from 0.295% to 0.450% and from 0.200% to 0.450%, respectively. The weighted average interest rates of the commercial paper as of March 31, 2005 and June 30, 2005 are 0.384% and 0.343%, respectively. Interest rates on all rediscounted notes as of March 31, 2005 and June 30, 2005 are 2.370%. All short-term borrowings have terms ranging from approximately 1 month to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.
Long-term borrowings as of March 31, 2005 and June 30, 2005 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	June 30, 2005	Change	June 30, 2005

2.35% unsecured bonds, due November 1, 2005	¥5,000	¥5,000	¥—	$45,200
1.90% unsecured bonds, due July 31, 2006	500	500	—	4,520
0.45% unsecured bonds, due September 27, 2006	500	500	—	4,520
0.64% unsecured bonds, due March 26, 2007	500	500	—	4,520
0.67% unsecured bonds, due September 27, 2007	500	500	—	4,520
1.18% unsecured bonds, due February 25, 2008	7,500	7,500	—	67,800
0.75% unsecured bonds, due September 19, 2008	210	210	—	1,898
1.17% unsecured bonds, due June 20, 2008	—	7,500	7,500	67,800
1.70% unsecured convertible bonds, due September 29, 2006 (A)	8,942	8,426	(516)	76,170

Total bonds	23,652	30,636	6,984	276,948

Loans from banks and other financial institutions (B)	113,192	107,658	(5,534)	973,224

Total long-term borrowings	¥136,844	¥138,294	¥1,450	$1,250,172

(A)	On September 13, 2001, NISSIN issued ¥10 billion of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥163.60 ($1.48) per share of common stock. Until June 30, 2005, convertible bonds totaling ¥1,574 million ($14,229 thousand) were converted to 9,621,676 shares of common stock.

(B)	NISSIN entrusted certain loans outstanding to a trust bank. In order to raise funds, NISSIN sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since NISSIN reserves an option to repurchase the senior beneficiary interest, NISSIN does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as long-term liability related interest. As of March 31, 2005 and June 30, 2005, entrusted loans outstanding included in loans receivable are ¥9,216 million and ¥7,693 million ($69,544 thousand), respectively, and the related long-term liability recorded in loans from banks and other financial institutions are ¥6,673 million and ¥5,149 million ($46,547 thousand), respectively.
As of March 31, 2005 and June 30, 2005, the weighted average rates of loans from banks and other financial institutions are 1.949% and 1.843%, respectively.

U.S. GAAP

9.	COMMITMENTS AND CONTINGENCIES
Under the terms and conditions of the Company’s credit line agreements, the Company may, but is not committed to, lend funds to Business Timely loan, consumer loan and other loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness.
The Company’s unfunded credit lines as of March 31, 2005 and June 30, 2005 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	June 30, 2005	Change	June 30, 2005

Unfunded credit lines with loans outstanding	¥6,185	¥9,450	¥3,265	$85,428
Unfunded credit lines without loans outstanding	40,805	45,458	4,653	410,938

Total unfunded credit lines	¥46,990	¥54,908	¥7,918	$496,366

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.
As discussed in the summary of significant accounting policies, the Company, as is customary in the small business owner and consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the three months ended June 30, 2004 and 2005, ¥52 million and ¥53 million ($479 thousand) in interest income was refunded to borrowers, respectively.
Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration expenses and other incurred by Sanyo Club Co., Ltd. NISSIN is required to pay out on its guarantees for 40% of the outstanding loan balance of specified borrowings for which payments are 120 days or more delinquent. Under the loan agreement, borrowers are neither required to have a guarantor nor to provide collateral.
NISSIN guarantees borrowings by customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:
3S loans: NISSIN guarantees 100% of borrowings by customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to pay out on its guarantees for the loans for which payments are 14 days or more delinquent. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and are designed for small or medium size corporations.

Business loans: NISSIN guarantees 10% of borrowings by customers for Business loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees for the loans for which payments are 90 days or more delinquent. Business loans are unsecured loans designed for small or medium size corporations.
NISSIN guarantees borrowings by customers of Chuo Mitsui Finance Service Co., Ltd. (“CMFS”), an affiliate 30% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that CMFS sells:
Business Card loans: NISSIN guarantees 10% of borrowings by customers for Business Card loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees for the loans for which payments are 90 days or more delinquent. Business Card loans are unsecured loans designed for small or medium size corporations.

U.S. GAAP

Real Estate Finance: NISSIN guarantees 10% of borrowings by customers for Real Estate Finance and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees for the loans for which payments are 30 days or more delinquent.
In addition, NIS Lease Co., Ltd., a consolidated subsidiary, guarantees accounts receivable of certain borrowers for a fee determined based on borrower’s creditworthiness and contract duration. As of March 31, 2005 and June 30, 2005, the fee rate all ranged from 0.38% to 5.0%, with an average fee rate of 1.95% and 1.53%, respectively.
The Company maintains reserves for all estimated guarantee losses in “Other liabilities” in the accompanying consolidated balance sheets.
Upon payment of any guarantees, the Company records a corresponding receivable from the counterparty company, which were offset by an allowance for deemed uncollectible amounts. As of March 31, 2005 and June 30, 2005, receivables from execution of guarantees of ¥235 million and ¥321 million ($2,902 thousand), which was offset by allowances of ¥208 million and ¥286 million ($2,585 thousand), are recorded in “Other assets” in the accompanying consolidated balance sheets, respectively.
Also, NISSIN was liable as a guarantor for bank loans borrowed by SBF and CMFS, and received guarantee fees equivalent to an annual interest rate of 1.5% and 1.0%, respectively. However, as of June 30, 2005, NISSIN was released from its obligation as a guarantor for bank loans borrowed by SBF.
As of March 31, 2005 and June 30, 2005, the Company’s guaranteed borrowings, guaranteed accounts receivable, guarantees for borrowing of other companies and reserve for guarantee losses are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	June 30, 2005	Change	June 30, 2005

Guaranteed borrowings	¥7,343	¥8,044	¥701	$72,717
Guaranteed accounts receivable	358	505	147	4,565
Guarantees for borrowings of other companies:
Shinsei Business Finance Co., Ltd.	3,645	—	(3,645)	—
Chuo Mitsui Finance Service Co., Ltd.	150	630	480	5,695
Reserve for guarantee losses	371	446	75	4,032

During the three months ended June 30, 2004 and 2005, the Company paid the related administrative and other expenses, as discussed above, and received guarantee fees as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Three months ended June 30,			Three months ended
	2004	2005	Change	June 30, 2005

Guarantee fees received from:
Guaranteed borrowings and accounts receivable	¥152	¥296	¥144	$2,676
Guarantees for borrowings of other companies	5	10	5	90

Total guarantee fees received	157	306	149	2,766
Administrative expenses and other paid	(80)	(223)	(143)	(2,016)

Net guarantee fees received	¥77	¥83	¥6	$750

During the three months ended June 30, 2004 and 2005, as a result of contractual commitments, the Company paid ¥42 million and ¥129 million ($1,166 thousand) as a guarantor for the borrowings.

U.S. GAAP

10.	CUMULATIVE OTHER COMPREHENSIVE INCOME
Comprehensive income was ¥8,034 million for the three months ended June 30, 2004 and comprehensive loss was ¥1,395 million ($12,611 thousand) for the three months ended June 30, 2005, respectively. The components of other comprehensive income are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Three Months Ended June 30,			Three Months Ended June 30,
	2004	2005	Change	2005

Change in net unrealized gains (losses) on marketable investment securities	¥4,649	¥(2,595)	¥(7,244)	$(23,459)
Change in unrealized losses on cash flow hedging instruments	—	1	1	9
Change in foreign currency adjustments	—	30	30	271

Total other comprehensive income (losses)	¥4,649	¥(2,564)	¥(7,213)	$(23,179)

11.	SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing and financing activities during the three months ended June 30, 2004 and 2005 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Three Months Ended June 30,			Three Months Ended June 30,
	2004	2005	Change	2005

Property and equipment obtained under capital leases	¥629	¥78	¥(551)	$705
Conversion of convertible bond	—	516	516	4,665

U.S. GAAP

12.	SEGMENT INFORMATION
For financial reporting purposes, the Company operates under the integrated financial services segment, the loan servicing segment and other segments. The integrated financial services segment comprises of loan business, which includes small business owner, Wide, Business Timely, consumer, secured and other loans, as well as credit guarantee, leasing and securities business. In the loan servicing segment, SVC mainly acquires and services non-performing debts from banks and financial institutions in Japan. The loan servicing segment is operated as a separate segment for financial reporting purposes. Other segments are insignificant and are included in the integrated financial services segment for financial reporting purposes. The Company currently conducts its operating activities mainly in Japan. The Company has recently begun activities in China, but these are currently insignificant. Selected information for the Company’s business segments is as follows:

	Millions of Yen
	Integrated Financial
	Services	Loan Servicing	Total

Three months ended June 30, 2004:
Total interest income	¥8,318	¥652	¥8,970
Total interest expense	827	26	853
Provision for loan losses, net	1,943	193	2,136
Net income	3,275	110	3,385

Three months ended June 30, 2005:
Total interest income	¥6,965	¥634	¥7,599
Total interest expense	658	82	740
Provision for loan losses, net	2,140	245	2,385
Net income	984	185	1,169

	Thousands of U.S. Dollars
	Integrated Financial
	Services	Loan Servicing	Total

Three months ended June 30, 2005:
Total interest income	$62,964	$5,731	$68,695
Total interest expense	5,949	741	6,690
Provision for loan losses, net	19,345	2,215	21,560
Net income	8,896	1,672	10,568

13.	SUBSEQUENT EVENT
1.	On July 6, 2005, the Board of Directors approved a resolution to issue stock options to directors and employees on July 15, 2005. Under this stock option plan, options to purchase common stock of 3,600,000 shares were granted at the exercise price of ¥231 ($2.09) per share, which was priced at 110% of the monthly average closing price for June 2005. These options are exercisable from August 1, 2005 through July 31, 2008 or upon termination of employment with the Company.

2.	On August 4, 2005, the Board of Directors approved a 2-for-1 stock split to be effective on November 18, 2005 to shareholders of record on September 30, 2005. This stock split has not been reflected in these financial statements.